August 28, 2024

Thomas Meyer
Chief Executive Officer
Altamira Therapeutics Ltd.
254 Chapman Rd, Ste 208 #15392
Newark, DE 19702

       Re: Altamira Therapeutics Ltd.
           Registration Statement on Form F-1
           Filed August 22, 2024
           File No. 333-281724
Dear Thomas Meyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mike Bradshaw, Esq.